

Mail Stop 4628

May 26, 2017

David J. West
President
The Simply Good Foods Company
1 Greenwich Office Park, 2nd Floor
Greenwich, CT 06831

      Re: **The Simply Good Foods Company**
                Amendment No. 1 to Registration Statement on Form S-4
                Filed May 15, 2017
                File No. 333-217244

Dear Mr. West:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 8, 2017 letter.

Form S-4

Summary of the Proxy Statement/Prospectus, page 14

Atkins, page 14

1.   We note your response to comment 3 states certain statements in your registration statement rely on studies that you commissioned. Please file a consent for each commissioned study pursuant to Rule 436 of the Securities Act. In addition, in each location where a statement that relies on a commissioned study appears, please disclose the name of the study, entity that conducted the study, and the fact that you commissioned the study.

2.   We note your response to prior comment 4, and reissue our prior comment in part. Please revise the presentation of your two charts entitled "~$600M Brand at Retail" and "U.S. Snacking POS Data: 2008-2016" to reconcile the retail sales figures to your net sales figures contained on page F-30 of the prospectus. In this regard, for example, if you believe these charts convey important information for investors, please also provide analogous charts of your net sales figures for fiscal year 2016 and net sales CAGR 2008-2016. See Rule 408(a) of the Regulation C.

3.   We note that the "~$600M Brand at Retail" chart does not appear to present solely third-party retail sales metrics, as international appears a compilation of your net sales figures for Canada and other international, which we further note does not appear consistent with your geographic segments as presented in Note 15 on page F-51. If you retain the fiscal year 2016 retail sales chart, please ensure this only presents third-party retail sales figures to avoid confusion.

Summary Historical Financial Information of Atkins, page 24

4.   We note that you have revised the label of Normalized Adjusted Net Sales to Atkins' Pro Forma Adjusted Net Sales. Similarly, you revised the label of Normalized Adjusted EBITDA to Atkins' Pro Forma Adjusted EBITDA. However, your notes to these Pro Forma measures continue to characterize them as non-GAAP measures and the heading to this table references historical financial information. The current presentation conflates the two distinct measures. Accordingly, revise your presentation to ensure that you adequately describe whether these financial measures are i) non-GAAP or ii) pro forma.

5.   Please reconcile the non-GAAP measure, Frozen Meals Related EBITDA to the most comparable GAAP measure, such as net income attributable to the frozen meals business. We presume you would prepare these reconciliations using the financial information for the frozen foods business that is separately presented on pages 60 and 62.

Unaudited Pro Forma Condensed Combined Financial Information, page 57

6.   We note the unaudited pro forma condensed combined income statement for Conyers Park for the six months ended March 31, 2017 was prepared by subtracting the unaudited period from April 20, 2016 (inception) through September 30, 2016 from the audited period from April 20, 2016 (inception) through December 31, 2016 and adding the unaudited three months ended March 31, 2017. Please present a schedule that shows how you derived the condensed combined income statement for Conyers Park for the six months ended March 31, 2017 using financial information from periodic reports filed by Conyers Park.

7.   We note in response to prior comment 11 your pro forma financial statements now reflect the impact of the Atkins License arrangement on your statements of operations for the

52-week period ended August 27, 2016 and the 26-week period ended February 27, 2016. Please include details of the components that make up the adjustment to net sales. That is, the elimination of the frozen meals net sales and the inclusion of the fixed licensing fee.

8. We note in response to prior comment 12 your pro forma earnings per share calculation includes 60,250.000 shares of common stock assuming no redemptions and 45,562,500 shares assuming full redemption. Please clarify why you excluded the 10 million shares to be issued in a private placement in the calculations of pro forma earnings per share.

9. We note in response to prior comment 13 that you do not anticipate updating the purchase price computation from $10 per share to a more current market price for your common shares. Please confirm that you plan to measure the 10,250,000 shares of equity consideration for the acquisition of Atkins at the acquisition date fair value. Refer to FASB ASC 805-30-30-7.

10. We have read your response to prior comment 15 in which you explain the tax receivable liability represents a contingent dividend for accounting purposes rather than contingent consideration. Please address the following items as they relate to your proposed accounting and valuation of this liability:

- Tell us how you considered the guidance in FASB ASC 805-10-25-20 and 25-21 in concluding the tax receivable agreement was not part of the business combination transaction. Specifically, FASB ASC 805-10-25-21 states that a transaction entered into for the benefit of the acquirer or the combined entity rather than for the benefit of the acquiree is likely to be viewed as a separate transaction. In this regard, we note the tax receivable agreement benefits the Atkins shareholders.

- Please provide further detail to support your characterization of the future payments to be made under the tax receivable to Atkins shareholders as dividends. In this regard, generally dividends are paid to all holders of a class of stock rather than only to a select group.

- Provide details of the estimates and assumptions used to determine the tax receivable liability account balance reflected on your pro forma balance sheet as of February 25, 2017 and clarify if such amounts correlate to tax attributes in the historical financial statements of Atkins.

- We note the Atkins shareholders will be paid for the use of up to $100 million of certain tax attributes. Tell us how you selected the tax attributes for which the Atkins shareholders would be paid and determined the $100 million cap.

- Please explain how you will account for any subsequent measurements of this liability and cite the specific authoritative accounting guidance you will utilize to support this accounting treatment.

Background of the Business Combination, page 84

11. In response to prior comment 22, you disclose that on April 3, 2017 the board of Conyers Park met to approve the merger agreement, the common stock private placement, the debt financing, and the ancillary documents. However, we note that from April 4-10, 2017, you disclose that a revised merger agreement was drafted; the parties came to a general agreement on the size of the private placement and reached out to institutional investors and later reached agreement with certain institutional investors and executed the common stock private placement; and negotiated and executed the debt financing commitment, all before the parties executed the merger agreement on April 10, 2017. Accordingly, please disclose if the Conyers Park board met to give its approval to the revised merger agreement and all related transactions as ultimately agreed and executed, or otherwise consented to such changes, before recommending that the stockholders approve and adopt the merger agreement.

The Company's Board of Directors' Reasons for the Approval of the Business Combination, page 87

12. We note your revised disclosure regarding comparable companies and transactions in response to prior comment 23. Please provide a more detailed discussion of the transaction multiple analysis the board conducted to conclude that the purchase price represented a transaction multiple that was in line with publicly traded peers of Atkins and precedent transactions, as you disclose on page 80. See Item 4(a)(2) of Form S-4.

13. We note your response to prior comment 24. Please disclose the independent financial projections, implied valuation multiples and equity returns the board considered as part of recommending that the stockholders approve the merger agreement. See Item 4(a)(2) of Form S-4. If the independent financial projections were received from an outside party, please also comply with Item 4(b) of Form S-4.

Material U.S. Federal Income Tax Consequences to Conyers Park Common Stockholders and Warrant Holders, page 92

Tax Consequences of the Parent Merger, page 95

14. We note your response to prior comment 26 and reissue. We note your continued disclosure that U.S. holders of Conyers Park common stock who exchange Conyers Park common stock solely for Simply Good Foods common stock will not recognize gain or loss. This disclosure appears to represent that the transaction is tax-free. Please obtain

and file a tax opinion. Refer to Item 601(b)(8) of Regulation S-K and Section III.A.2. of Staff Legal Bulletin No. 19.

Atkins Executive Compensation, page 134

Performance-Based Cash Incentive Compensation, page 136

15.   We note your response to prior comment 30 and reissue. Please disclose your sales growth and EBITDA targets and the amounts achieved. We continue to believe that this information is material to an investor understanding the compensation of your named executive officers. In addition, it is unclear how this disclosure would cause competitive harm because the targets appear to derive from publicly reported, company-wide financial results. For example, we note your registration statement discloses EBITDA. Refer to Question 118.04 of Compliance & Disclosure Interpretations, Regulation S-K, which states that, to the extent that a performance target level or other factor or criteria otherwise has been disclosed publicly, a company cannot rely on Instruction 4 to withhold the information.

Beneficial Ownership of Securities, page 190

16.   Please revise to provide beneficial ownership information as of the most recent practicable date. Refer to Item 6(d) of Schedule 14A and Item 403 of Regulation S-K.

        You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John Cannarella, Staff Accountant, at (202) 551-3337. Please contact Lisa Krestynick, Staff Attorney, at (202) 551-3056 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

                                                        Sincerely,

                                                        /s/H. Roger Schwall

                                                        H. Roger Schwall
                                                        Assistant Director
                                                        Office of Natural Resources

cc: Christian O. Nagler
        Kirkland & Ellis LLP